October 10, 2024

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance – Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Chen Chen

Kathleen Collins

Aliya Ishmukhamedova

Mitchell Austin

Re:	Toro CombineCo, Inc.

Registration Statement on Form S-4

Filed June 27, 2024

File No. 333-280529

Ladies and Gentlemen:

This letter is being submitted on behalf of Toro CombineCo, Inc. (“Toro”) in response to the comments of the staff (the “Staff”) of the Office of Technology of the Division of Corporation Finance of the United States Securities and Exchange Commission with respect to Toro’s Amendment No. 2 to Registration Statement on Form S-4, filed on September 26, 2024 (the “Registration Statement”), as set forth in the Staff’s letter dated October 1, 2024 to Michael Cotoia, Chief Executive Officer of Toro (the “Comment Letter”). Toro is concurrently filing its Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced in bolded and italicized font herein with Toro’s response below each numbered comment. Unless otherwise indicated, the page references in the Staff’s comments refer to the Registration Statement, and the page references in Toro’s responses refer to the Amended Registration Statement. Where appropriate, Toro has responded to the Staff’s comments by making changes to the disclosure in the Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement. The response provided herein is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by or on behalf of Toro.

On behalf of Toro, we advise you as follows:

Amendment No. 2 to Registration Statement on Form S-4

Risk Factors

NewCo does not expect to employ its Chief Executive Officer ..., page 83

1. We note that Gary Nugent, who is expected to serve as NewCo’s Chief Executive Officer following the closing of the Transactions, is expected to remain employed by an affiliate of Informa and will provide services to NewCo under a secondment agreement. Please revise to:

•	highlight this arrangement earlier in your registration statement, such as on your cover page and summary;

•

clarify the affiliate of Informa with which Mr. Nugent will enter into an employment agreement with. In this regard, on page 337 you state that Mr. Nugent will enter into an employment agreement with ISSI and later state he will serve as the CEO of the Informa Tech Digital Business;

•	provide an easily understandable definition and explanation of “secondment agreement”;

•

provide a comprehensive discussion of any actual or perceived conflicts of interest that may arise from this arrangement, including a discussion of any competing fiduciary duties Mr. Nugent may have, and discuss how these conflicts will be resolved;

•	disclose how many hours per week Mr. Nugent is expected to work for each of the affiliate of Informa and NewCo; and

•	enhance your risk factor discussion to discuss risks resulting from this arrangement.

Response: We respectfully advise the Staff that Toro has revised the disclosure on the cover page and on pages 7, 38, 83, 84, 159, 339, 340, 341 and 342 of the Amended Registration Statement in response to the Staff’s comment.

Signatures, page II-6

2. We note that Michael Cotoia has signed the registration statement in his individual capacity as a director. Please note that the registration statement must be signed by your principal executive officer. If Mr. Cotoia also signed the registration statement in his capacity as the company’s principal executive officer, please revise to indicate this and any other capacity in which he has signed the registration statement. See Instructions 1 and 2 to Signatures of Form S-4.

Response: We respectfully advise the Staff that Toro has revised the signatures on page II-6 of the Amended Registration Statement in response to the Staff’s comment.

If you require additional information, please telephone the undersigned at (212) 230-8804. Thank you for your assistance.

Sincerely,

/s/ Andrew P. Alin
Andrew P. Alin

cc:
Charles D. Rennick

Vice President, General Counsel and Corporate Secretary

TechTarget, Inc.

Daniel T. Noreck

Chief Financial Officer

TechTarget, Inc.

Joseph B. Conahan

Wilmer Cutler Pickering Hale and Dorr LLP

John A. Healy

Benjamin K. Sibbett

Jonathan D. Bobinger

Clifford Chance US LLP